Press Information

December 20, 2016

Koninklijke Philips N.V. announces Redemption of Notes

Amsterdam, The Netherlands – Koninklijke Philips N.V. (“Royal Philips” or the “Company”) today announces that it has delivered a notice of redemption to the holders of the outstanding 5.750% Notes due 2018 (with CUSIP Number 500472AB1) (the “Notes”) in the aggregate principal amount of USD 1,250,000,000. The redemption of the Notes is part of Philips’ efforts to drive balance sheet efficiency through, among others, reduction of high interest bonds, as previously stated.

In accordance with the terms of the Notes, the Company may redeem the Notes at the Company’s option, at any time at a redemption price that will be determined as described below. This provision is known as the “Make-Whole Option”. Unlike the tender offer completed by the Company on October 19, 2016, the redemption of the Notes by the Company pursuant to the Make-Whole Option is not subject to the election of holders of the Notes, therefore the Company expects to redeem the bonds in full.

The redemption date will be January 20, 2017. The redemption price will be equal to the greater of (1) 100% of the principal amount of the Notes and (2) the sum of the present values of the remaining scheduled payments discounted to the redemption date, on a semi-annual basis, at the applicable treasury rate plus 35 basis points, as determined in accordance with the terms of the Notes. Accrued and unpaid interest will be paid to but excluding the redemption date. The applicable treasury rate will be calculated on the third business day preceding the redemption date. On the redemption date, the redemption price will become due and payable. Interest on the Notes will cease to accrue on and after the redemption date.

Holders of the Notes should contact the bank or broker through which they hold a beneficial interest in the Notes for information about obtaining the redemption payment for the Notes in which they have a beneficial interest.

This is not an offer to sell or a solicitation of an offer to buy any securities.

Philips intends to finance the redemption of the Notes through a combination of cash on hand and short-term debt.

Anticipated Cash Flow and Income Consequences
The transaction is expected to result in a cash outflow at the redemption date of approximately USD 1,311 million (approximately EUR 1,237 million). The transaction will be reflected in the profit and loss account on the financial income and expenses line in the fourth quarter of 2016, resulting in a reduction of income before taxes by approximately USD 65 million (approximately EUR 61 million). The final consequences for cash outflow and for income before taxes will be recognized in the first quarter of 2017 (following price determination on the third business day preceding the redemption date). In each case, these amounts do not include accrued interest or fees and expenses related to the transaction. The transaction contributes to Philips’ plan to reduce its yearly interest expenses by approximately EUR 100 million.

For further information, please contact:

Ben Zwirs
Philips Group Communications
Tel.: +31 6 1521 3446
E-mail: ben.zwirs@philips.com

Vanessa Bruinsma-Kleijkers
Philips Investor Relations
Tel.: +31 20 5977447
E-mail: Vanessa.Bruinsma-Kleijkers@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. The Company leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the Company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. The Company’s health technology portfolio generated 2015 sales of EUR 16.8 billion and employs approximately 70,000 employees with sales and services in more than 100 countries. News about the Company can be found at www.philips.com/newscenter.

Forward looking statement
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.